# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Liberty Latin America Ltd., CIK 0001712184
CUSIP: G9001E102
Title of class of securities: Class A Common Shares, par value $0.01 per share
Address of issuer's principal executive offices: 1550 WEWATTA STREET, SUITE 1000, DENVER, Colorado (CO), 80202
Date of event which requires filing of this statement: 12/27/2024
Filed by CIK 0000807249
Persons authorized to receive notices and communications: DAVID GOLDMAN, GAMCO INVESTORS, INC., ONE CORPORATE CENTER, RYE, New York (NY), 10580, 9149215000

## Reporting persons
- GAMCO INVESTORS, INC. ET AL (CIK 0000807249): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: New York (NY); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- GABELLI FUNDS LLC (CIK 0001081407): type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 761,718; shared voting power 0; sole dispositive power 761,718; shared dispositive power 0; aggregate amount beneficially owned 761,718 (2% of the class)
- GAMCO Asset Management Inc. (CIK 0001460612): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 1,056,668; shared voting power 0; sole dispositive power 1,056,713; shared dispositive power 0; aggregate amount beneficially owned 1,056,713 (2.8% of the class)
- MJG ASSOCIATES, INC.: type of reporting person: corporation (CO); citizenship or place of organization: Connecticut (CT); source of funds: other (OO); sole voting power 90,000; shared voting power 0; sole dispositive power 90,000; shared dispositive power 0; aggregate amount beneficially owned 90,000 (0.2% of the class)
- GGCP, INC. (CIK 0001238894): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Wyoming (WY); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- Associated Capital Group, Inc. (CIK 0001642122): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
- GABELLI MARIO J (CIK 0001185533): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Class A Common Shares, par value $0.01 per share
Name of issuer: Liberty Latin America Ltd.
Address of issuer's principal executive offices: 1550 WEWATTA STREET, SUITE 1000, DENVER, Colorado (CO), 80202

## Item 2. Identity and Background
Name of person filing: This statement is being filed by one or more of the following persons: GGCP, Inc. (GGCP), GGCP Holdings LLC (GGCP Holdings), GAMCO Investors, Inc. (GBL), Associated Capital Group, Inc. (AC), Gabelli Funds, LLC (Gabelli Funds), GAMCO Asset Management Inc. (GAMCO), Teton Advisors, LLC (Teton Advisors), Keeley-Teton Advisors, LLC (Keeley-Teton), Gabelli & Company Investment Advisers, Inc. (GCIA), Morgan Group Holding Co., (MGH), G.research, LLC (G.research), MJG Associates, Inc. (MJG Associates), Gabelli Securities International (Bermuda) Limited (GSIL), Gabelli Foundation, Inc. (Foundation), Mario Gabelli, LICT and CIBL. Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the Reporting Persons.
Residence or business address: GAMCO is a New York corporation and GBL and MGH are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a Wyoming corporation and AC and GCIA are Delaware corporations each having its principal business office 191 Mason Street, Greenwich, CT 06830. GGCP Holdings is a Delaware limited liability corporation having its principal business office at 191 Mason Street, Greenwich, CT 06830. G.research is a Delaware limited liability company having its principal officers at One Corporate Center, Rye, New York 10580. Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580. Teton Advisors is a Delaware limited liability company having its principal place of business at 189 Mason Street, Greenwich, CT 06830. Keeley-Teton Advisors is a Delaware limited liability company having its principal place of business at 141 W. Jackson Blvd., Chicago, IL 60604. MJG Associates is a Connecticut corporation having its principal business office at 191 Mason Street, Greenwich, CT 06830. The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501. LICT is a Delaware corporation having its principal place of business as 401 Theodore Fremd Avenue, Rye, New York 10580. CIBL, Inc. is a Delaware corporation having its principal place of business as 165 West Liberty Street, Suite 220, Reno, NV 89501.
Present principal occupation or employment:
GGCP makes investments for its own account and is the manager and a member of GGCP Holdings which is the controlling shareholder of GBL and AC. GBL, a public company whose stock is quoted on the OTCQX platform, is the parent company for a variety of companies engaged in the securities business, including certain of those named below. AC, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those listed below.

GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (Advisers Act). GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.

GCIA, a wholly owned subsidiary of AC, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies and other accounts. As a part of its business, GCIA may purchase or sell securities for its own account. GCIA or its relying advisers, act as a general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, L.P., Gabelli Associates Fund II, L.P., Gabelli Associates Limited, Gabelli Associates Limited II E, Gabelli Intermediate Credit Fund L.P., GAMA Select Plus Master Fund, Ltd., GAMCO Medical Opportunities L.P., and Gabelli Multimedia Partners, L.P.

G.research is a wholly owned subsidiary of MGH. G.research, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (1934 Act), which may as a part of its business purchase and sell securities for its own account.

Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which provides advisory services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value 25 Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Content & Connectivity Fund, The Gabelli Gold Fund, Inc., The Gabelli Multimedia Trust Inc., The Gabelli Global Rising Income & Dividend Fund, The Gabelli Capital Asset Fund, The Gabelli International Growth Fund, Inc., The Gabelli Global Growth Fund, The Gabelli Utility Trust, The Gabelli Utilities Fund, The Gabelli Dividend Growth Fund, The Gabelli Focused Growth and Income Fund, The Comstock Capital Value Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The GAMCO Global Gold, Natural Resources, & Income Trust, The GAMCO Natural Resources, Gold & Income Trust, The GDL Fund, Gabelli Enterprise Mergers & Acquisitions Fund, The Gabelli ESG Fund, Inc., The Gabelli International Small Cap Fund, The Gabelli Healthcare & Wellness Rx Trust, The Gabelli Global Small and Mid Cap Value Trust, Gabelli Merger Plus+ Trust Plc, The Gabelli Global Financial Services Fund, The Gabelli Global Mini Mites Fund, The Gabelli Media Mogul Fund, The Gabelli Pet Parents Fund, The Gabelli U.S. Treasury Money Market Fund, Bancroft Fund Ltd. and Ellsworth Growth & Income Fund Ltd., Gabelli Growth Innovators ETF, Gabelli Love Our Planet & People ETF, Gabelli Automation ETF, Gabelli Commercial Aerospace & Defense ETF, Gabelli Financial Services Opportunities ETF (collectively, the Funds), which are registered investment companies. Gabelli Funds is also the investment adviser to The GAMCO International SICAV (sub-funds GAMCO Merger Arbitrage and GAMCO All Cap Value), a UCITS III vehicle.

Teton Advisors, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The TETON Westwood Mighty Mitessm Fund, The TETON Convertible Securities Fund, The Teton Westwood Balanced Fund, and The TETON Westwood Equity Fund. The TETON Westwood Mighty Mites Fund and the Teton Convertible Securities Fund are subadvised by Gabelli Funds, and their holdings are included in this filing.

Keeley-Teton, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The Teton Westwood Smallcap Equity Fund, The Keeley Small Cap Dividend Value Fund, The Keeley Small-Mid Cap Value Fund, and The Keeley Mid Cap Dividend Value Fund, as well as to institutional and individual clients.

MJG Associates provides advisory services to private investment partnerships and offshore funds. Mario Gabelli is the sole shareholder, director and employee of MJG Associates. MJG Associates is the Investment Manager of Gabelli International Limited and Gabelli Fund, LDC. Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation. Mario Gabelli is the Chairman, a Trustee and the Investment Manager of the Foundation. Elisa M. Wilson is the President of the Foundation.
LICT is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. LICT actively pursues new business ventures and acquisitions. LICT makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is the Chief Executive Officer, a director, and substantial shareholder of LICT.

CIBL is a holding company with interest in telecommunications operations, primarily in the rural telephone industry. CIBL actively pursues new business ventures and acquisitions. CIBL makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of CIBL.

Mario Gabelli is the controlling stockholder, co-Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL. He is the Executive Chairman of AC. Mario Gabelli is also a member of GGCP Holdings. Mario Gabelli is the controlling shareholder of MGH and indirectly of Teton Advisors and Keeley-Teton Advisors.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons used an aggregate of approximately $14,394,432 to purchase the Securities reported as beneficially owned in Item 5. GAMCO and Gabelli Funds used approximately $7,899,369 and $5,723,936, respectively, of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the Securities for such clients. MJG Associates used approximately $771,127 of client funds to purchase the Securities reported by it.

## Item 4. Purpose of Transaction
Purpose of transaction:
Each of the Reporting Persons has purchased and holds the Securities reported by it for investment for one or more accounts over which it has shared, sole, or both investment and/or voting power, for its own account, or both.

The Reporting Persons are engaged in the business of securities analysis and investment. The Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). As a result of these analytical activities one or more of the Reporting Persons may issue analysts reports, participate in interviews or hold discussions with third parties, with management or with Directors in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder values. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting, certain types of anti-takeover measures and restructuring the company capitalization or dividend policy.

Each of the Reporting Persons intends to adhere to the foregoing investment philosophy with respect to the Issuer. However, none of the Reporting Persons intends to seek control of the Issuer or participate in the management of the Issuer, and any Reporting Person that is registered as an investment company under the Company Act will participate in such a transaction only following receipt of an exemption from the SEC under Rule 17d-1 under the Company Act, if required, and in accordance with other applicable law. In pursuing this investment philosophy, each Reporting Person will continuously assess the Issuers business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuers securities in particular, other developments and other investment opportunities, as well as the investment objectives and diversification requirements of its shareholders or clients and its fiduciary duties to such shareholders or clients. Depending on such assessments, one or more of the Reporting Persons may acquire additional Securities or may determine to sell or otherwise dispose of all or some of its holdings of Securities. Although the Reporting Persons share the same basic investment philosophy and although most portfolio decisions are made by or under the supervision of Mario Gabelli, the investment objectives and diversification requirements of various clients differ from those of other clients so that one or more Reporting Persons may be acquiring Securities while others are disposing of Securities.

With respect to voting of the Securities, the Reporting Persons have adopted general voting policies relating to voting on specified issues affecting corporate governance and shareholder values. Under these policies, the Reporting Persons generally vote all securities over which they have voting power in favor of cumulative voting, financially reasonable golden parachutes, one share one vote, management cash incentives and pre-emptive rights and against greenmail, poison pills, supermajority voting, blank check preferred stock and super-dilutive stock options. Exceptions may be made when management otherwise demonstrates superior sensitivity to the needs of shareholders. In the event that the aggregate voting position of all Reporting Persons exceeds 25% of the total voting position of the Issuer, one or more of the filing persons may transfer voting and/or dispositive power over shares to independent committees of directors or the owners of such shares. Such committees vote and/or consider disposition of such shares independently of the Reporting Persons.

Each of the Covered Persons who is not a Reporting Person has purchased the Securities reported herein as beneficially owned by him for investment for his own account or that of one or more members of his immediate family. Each such person may acquire additional Securities or dispose of some or all of the Securities reported herein with respect to him.

Other than as described above, none of the Reporting Persons and none of the Covered Persons who is not a Reporting Person has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of Securities to which this Schedule 13D relates is 1,908,431 shares, representing 5.02% of the 38,000,000 shares outstanding as reported in the Issuer's most recently filed Form 10-Q for the quarterly period ended September 30, 2024. The Reporting Persons beneficially own those Securities as follows: GAMCO 1,056,713 shares 2.78%, Funds 761,718 shares 2.00%, and MJG Associates 90,000 shares 0.24%
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have authority to vote 45 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Funds shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, AC, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
Transactions in the class effected during the past sixty days:
Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth below:

DATE SHARES PURCHASED PRICE
/SOLD

GABELLI FUNDS, LLC
GABELLI DIVIDEND & INCOME TRUST
12/27/2024 12,000 6.4295
GABELLI MULTIMEDIA TRUST
12/23/2024 10,000 6.1883
GABELLI GLOBAL RISING INCOME AND DIVIDEND FUND
11/11/2024 4,000 7.6475
GABELLI UTILITIES FUND
12/20/2024 -8,000 6.2504
GABELLI UTILITY TRUST
11/26/2024 -5,000 7.0328

GAMCO ASSET MANAGEMENT INC.
12/30/2024 -1,000 6.4100
12/23/2024 20,000 6.1903
12/23/2024 148 6.3000
12/16/2024 -4,000 6.6809
12/12/2024 1,500 6.9017
11/26/2024 30,000 7.1623
11/25/2024 5,500 7.5379
11/20/2024 -400 6.8938
11/19/2024 -2,000 6.8701
11/14/2024 4,000 6.5272
10/30/2024 -20,000 9.8584

MJG ASSOCIATES, INC.
12/10/2024 2,000 6.7800
11/13/2024 4,000 6.6286
Other persons with the right to receive dividends or sale proceeds: The investment advisory clients of, or partnerships managed by, GAMCO, Gabelli Funds, Teton Advisors and MJG Associates have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory contracts and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securities beneficially owned by such Reporting Persons on behalf of such clients or partnerships. Except as noted, no such client or partnership has an interest by virtue of such relationship that relates to more than 5% of the Securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The powers of disposition and voting of Gabelli Funds, Teton Advisors, GAMCO, GCIA and MJG Associates with respect to Securities owned beneficially by them on behalf of their investment advisory clients, and of MJG Associates and GCIA with respect to Securities owned beneficially by them on behalf of the partnerships or corporations which they directly or indirectly manage, are held pursuant to written agreements with such clients, partnerships and funds.

## Signatures
- GAMCO INVESTORS, INC. ET AL: PETER D. GOLDSTEIN, GENERAL COUNSEL (01/02/2025)
- GABELLI FUNDS LLC: DAVID GOLDMAN, GENERAL COUNSEL (01/02/2025)
- GAMCO Asset Management Inc.: DOUGLAS R. JAMIESON, PRESIDENT (01/02/2025)
- MJG ASSOCIATES, INC.: DAVID GOLDMAN, ATTORNEY-IN-FACT (01/02/2025)
- GGCP, INC.: DAVID GOLDMAN, ATTORNEY-IN-FACT (01/02/2025)
- Associated Capital Group, Inc.: DOUGLAS R. JAMIESON, PRESIDENT & CEO (01/02/2025)
- GABELLI MARIO J: DAVID GOLDMAN, ATTORNEY-IN-FACT (01/02/2025)